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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of March 2004
                           ----------

                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
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                     (Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X     Form 40-F _____
                                   -

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____      No X
                                                 -

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                        Change of 2003 Operating Results

On March 3, 2004, Kookmin Bank announced a change in its operating results for the fiscal year ended 2003, which had been disclosed and webcasted through its Internet homepage during the 2003 earnings conference held on February 9, 2004. This change is due to approximately 129 billion Korean Won of additional corporate taxes payable(national tax) and additional 13 billion Korean Won of municipal tax(approximately 10% of national tax) by Kookmin Bank, which are expected to be imposed by Korean National Tax Service in March in 2004. Accordingly, Kookmin Bank intends to account for that amount as expenses for the fiscal year ended 2003.

As a result, net losses of Kookmin Bank will increase by 142 billion Won for the fiscal year ended 2003 to approximately 753 billion Korean Won from the previously released figure of 611 billion Won.

For Kookmin Bank's full financial statements, please refer to Kookmin Bank's Audit Report for the fiscal year of 2003 which will be disclosed, shortly (latest by the end of March 2004).

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Kookmin Bank
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                                             (Registrant)



    Date: March 3, 2004                      By: /s/ Ki-Sup Shin
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                                             (Signature)

                                             Name:  Ki-Sup Shin
                                             Title: Executive Vice President &
                                                    Chief Financial Officer

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